Points International Announces Participation in Upcoming Investor Conferences

Toronto, Canada – August 20, 2015 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, announced today that members of its management team will be participating in two upcoming investor conferences this September.

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Sidoti & Co. LLC Emerging Growth Conference on Wednesday, September 2, 2015 at the Marriott Marquis in New York, NY. The Company will be presenting at 2:50 PM ET as well as participating in one-on-one meetings throughout the day.

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Benchmark Company, LLC Media/Entertainment/Internet One-on-One Investor Conference on Thursday, September 10, 2015 at the New York Athletic Club in New York, NY. Management will be participating in investor meetings from 8 AM to 2:30 PM ET.

For more information or to meet with management, please contact Points International's investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com

Contact:

Addo Communications
Laura Bainbridge
laurab@addocommunications.com
(310) 829-5400